                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                          Lifestream Technologies, Inc.
                          -----------------------------
                                (Name of Issuer)

                         Common Stock, Par Value, $.001
                         ------------------------------
                         (Title of Class of Securities)

                                    53219K101
                                    ---------
                                 (CUSIP Number)

                                December 31, 2001
                                -----------------
              Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]    Rule 13d-1(b)
[x]    Rule 13d-1(c)
[_]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------                                         -------------------
CUSIP NO. 53219K101                    13G                    Page 2 of 11 Pages
--------------------                                         -------------------

--------------------------------------------------------------------------------

   1.      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Name RAB Europe Fund Limited
--------------------------------------------------------------------------------

   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)      X
                                                                         -
                                                                (b)     [_]
--------------------------------------------------------------------------------

   3.      SEC USE ONLY
--------------------------------------------------------------------------------

   4.      CITIZENSHIP OR PLACE OF ORGANIZATION

                   Cayman Islands
--------------------------------------------------------------------------------

                                           5.    SOLE VOTING POWER

               NUMBER OF                             0
                SHARES                   ---------------------------------------
             BENEFICIALLY
                                           6.    SHARED VOTING POWER
               OWNED BY                          877,200 shares of Common Stock
                                                 $6,000,000 in principal amount
                 EACH                            of Convertible Term Notes
               REPORTING                         (convertible into up to
                                                 6,000,000 shares of Common
                PERSON                           Stock) 1/ 2/
                 WITH                                   -  -
                                                 Warrants (exercisable into up
                                                 to 3,000,000 shares of Common
                                                 Stock) 2/
                                                        -
                                         ---------------------------------------

                                           7.    SOLE DISPOSITIVE POWER
                                                     0
                                         ---------------------------------------

                                           8.    SHARED DISPOSITIVE POWER
                                                 See Row 6 above.
--------------------------------------------------------------------------------

   9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           See Row 6 above.
--------------------------------------------------------------------------------

   10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES 1/ 2/                                        X
                          -  -                                         -

--------------------------------------------------------------------------------

   11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           Up to 9.9% as of the date of filing this statement. 2/  (Based on
                                                               -
           20,482,853 shares of Common Stock issued and outstanding as of November 12, 2001, plus the Common Stock issuable upon the conversion of the Convertible Term Notes and the exercise of the Warrants referred to in Row 6 above.)
--------------------------------------------------------------------------------

   12.     TYPE OF REPORTING PERSON*
                    CO
--------------------------------------------------------------------------------

1/       Pursuant to the Convertible Term Notes, the Convertible Term Notes are
- convertible at the rate of 1 share of Common Stock for each $1.00 amount of principal amount of the Convertible Term Notes plus any accrued and unpaid interest and Registration Delay Payments (as defined in the Registration Rights Agreement between the Issuer and the Reporting Person) on such principal amount. Any shares of Common Stock into which any such accrued and unpaid interest or Registration Delay Payments may be converted are not reported as beneficially owned herein.


2/       Pursuant to the terms of the Convertible Term Notes and the Warrants,
- the Reporting Person cannot be a "beneficial owner" of more than 9.99% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

--------------------                                         -------------------
CUSIP NO. 53219K101                    13G                    Page 3 of 11 Pages
--------------------                                         -------------------

--------------------------------------------------------------------------------

   1.      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Name RAB Europe Partners LP
--------------------------------------------------------------------------------

   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)      X
                                                                         -
                                                                (b)     [_]
--------------------------------------------------------------------------------

   3.      SEC USE ONLY
--------------------------------------------------------------------------------

   4.      CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
                   U.S.A.
--------------------------------------------------------------------------------

                                           5.    SOLE VOTING POWER
               NUMBER OF                             0
                SHARES                   ---------------------------------------
             BENEFICIALLY
                                           6.    SHARED VOTING POWER
               OWNED BY                          877,200 shares of Common Stock
                                                 $6,000,000 in principal amount
                 EACH                            of Convertible Term Notes
               REPORTING                         (convertible into up to
                                                 6,000,000 shares of Common
                PERSON                           Stock) 1/ 2/
                 WITH                                   -  -
                                                 Warrants (exercisable into up
                                                 to 3,000,000 shares of Common
                                                 Stock) 2/
                                                        -
                                         ---------------------------------------

                                           7.    SOLE DISPOSITIVE POWER
                                                     0
                                         ---------------------------------------

                                           8.    SHARED DISPOSITIVE POWER
                                                 See Row 6 above.
--------------------------------------------------------------------------------

   9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           See Row 6 above.
--------------------------------------------------------------------------------

   10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES 1/ 2/                                      X
                          -  -                                       -
--------------------------------------------------------------------------------

   11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           Up to 9.9% as of the date of filing this statement. 2/  (Based on
                                                               -
           20,482,853 shares of Common Stock issued and outstanding as of November 12, 2001, plus the Common Stock issuable upon the conversion of the Convertible Term Notes and the exercise of the Warrants referred to in Row 6 above.)
--------------------------------------------------------------------------------

   12.     TYPE OF REPORTING PERSON*
                    PN
--------------------------------------------------------------------------------

1/       Pursuant to the Convertible Term Notes, the Convertible Term Notes are
- convertible at the rate of 1 share of Common Stock for each $1.00 amount of principal amount of the Convertible Term Notes plus any accrued and unpaid interest and Registration Delay Payments (as defined in the Registration Rights Agreement between the Issuer and the Reporting Person) on such principal amount. Any shares of Common Stock into which any such accrued and unpaid interest or Registration Delay Payments may be converted are not reported as beneficially owned herein.

2/       Pursuant to the terms of the Convertible Term Notes and the Warrants,
- the Reporting Person cannot be a "beneficial owner" of more than 9.99% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

--------------------                                         -------------------
CUSIP NO. 53219K101                    13G                    Page 4 of 11 Pages
--------------------                                         -------------------

--------------------------------------------------------------------------------

   1.      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Name RAB Partners Limited
--------------------------------------------------------------------------------

   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)      X
                                                                         -
                                                                (b)     [_]
--------------------------------------------------------------------------------

   3.      SEC USE ONLY
--------------------------------------------------------------------------------

   4.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands
--------------------------------------------------------------------------------

                                           5.    SOLE VOTING POWER
               NUMBER OF                             0
                SHARES                   ---------------------------------------
             BENEFICIALLY
                                           6.    SHARED VOTING POWER
               OWNED BY                          877,200 shares of Common Stock
                                                 $6,000,000 in principal amount
                 EACH                            of Convertible Term Notes
               REPORTING                         (convertible into up to
                                                 6,000,000 shares of Common
                PERSON                           Stock) 1/ 2/
                 WITH                                   -  -
                                                 Warrants (exercisable into up
                                                 to 3,000,000 shares of Common
                                                 Stock) 2/
                                                        -
                                         ---------------------------------------

                                           7.    SOLE DISPOSITIVE POWER
                                                     0
                                         ---------------------------------------

                                           8.    SHARED DISPOSITIVE POWER
                                                 See Row 6 above.
--------------------------------------------------------------------------------

   9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           See Row 6 above.
--------------------------------------------------------------------------------

   10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES 1/ 2/                                       X
                          -  -                                        -
--------------------------------------------------------------------------------

   11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           Up to 9.9% as of the date of filing this statement. 2/  (Based on
                                                               -
           20,482,853 shares of Common Stock issued and outstanding as of November 12, 2001, plus the Common Stock issuable upon the conversion of the Convertible Term Notes and the exercise of the Warrants referred to in Row 6 above.)
--------------------------------------------------------------------------------

   12.     TYPE OF REPORTING PERSON*
                    CO

--------------------------------------------------------------------------------

1/       Pursuant to the Convertible Term Notes, the Convertible Term Notes are
- convertible at the rate of 1 share of Common Stock for each $1.00 amount of principal amount of the Convertible Term Notes plus any accrued and unpaid interest and Registration Delay Payments (as defined in the Registration Rights Agreement between the Issuer and the Reporting Person) on such principal amount. Any shares of Common Stock into which any such accrued and unpaid interest or Registration Delay Payments may be converted are not reported as beneficially owned herein.

2/       Pursuant to the terms of the Convertible Term Notes and the Warrants,
- the Reporting Person cannot be a "beneficial owner" of more than 9.99% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

----------------------                               --------------------------

CUSIP NO. 53219K101                  13G                   Page 5 of 11 Pages
----------------------                               --------------------------

--------------------------------------------------------------------------------

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Name RAB Capital Limited
--------------------------------------------------------------------------------

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]

                                                               (b) [_]
--------------------------------------------------------------------------------

3.     SEC USE ONLY
--------------------------------------------------------------------------------

4.     CITIZENSHIP OR PLACE OF ORGANIZATION
         United Kingdom
--------------------------------------------------------------------------------

                              5.    SOLE VOTING POWER
                                    0
       NUMBER OF              --------------------------------------------------
         SHARES               6.    SHARED VOTING POWER
      BENEFICIALLY                  877,200 shares of Common Stock
        OWNED BY                    $6,000,000 in principal amount of
         EACH                       Convertible Term Notes (convertible
      REPORTING                     into up to 6,000,000 shares of Common Stock)
        PERSON                      1/ 2/
         WITH                       Warrants (exercisable into up to 3,000,000
                                    shares of Common Stock) 2/
                              --------------------------------------------------

                              7.    SOLE DISPOSITIVE POWER
                                    0
                              --------------------------------------------------

                              8.    SHARED DISPOSITIVE POWER
                                    See Row 6 above.
--------------------------------------------------------------------------------

   9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           See Row 6 above.
 -------------------------------------------------------------------------------

   10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES /1/ 2//                                           [X]
 -------------------------------------------------------------------------------
   11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           Up to 9.9% as of the date of filing this statement. 2/ (Based on
                                                               -
           20,482,853 shares of Common Stock issued and
           outstanding as of November 12, 2001, plus the Common Stock issuable upon the conversion of the Convertible Term Notes and the exercise of the Warrants referred to in Row 6 above.)
 -------------------------------------------------------------------------------
   12.     TYPE OF REPORTING PERSON*
                    CO
 -------------------------------------------------------------------------------

1/ Pursuant to the Convertible Term Notes, the Convertible Term Notes are convertible at the rate of 1 share of Common Stock for each $1.00 amount of principal amount of the Convertible Term Notes plus any accrued and unpaid interest and Registration Delay Payments (as defined in the Registration Rights Agreement between the Issuer and the Reporting Person) on such principal amount. Any shares of Common Stock into which any such accrued and unpaid interest or Registration Delay Payments may be converted are not reported as beneficially owned herein.

2/ Pursuant to the terms of the Convertible Term Notes and the Warrants, the Reporting Person cannot be a "beneficial owner" of more than 9.99% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

---------------------                                     ----------------------
CUSIP NO. 53219K101                13G                    Page 6 of 11 Pages
---------------------                                     ----------------------

--------------------------------------------------------------------------------

   1.      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Name William Philip Richards

--------------------------------------------------------------------------------

   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) X
                                                                    -
                                                                (b)[_]

--------------------------------------------------------------------------------

   3.      SEC USE ONLY

--------------------------------------------------------------------------------

   4.      CITIZENSHIP OR PLACE OF ORGANIZATION
                    United Kingdom

--------------------------------------------------------------------------------

                               5.    SOLE VOTING POWER

               NUMBER OF                  0
                SHARES         -------------------------------------------------
             BENEFICIALLY
              OWNED BY         6.    SHARED VOTING POWER
                EACH                 877,200 shares of Common Stock
              REPORTING              $6,000,000 in principal amount of
                PERSON               Convertible Term Notes (convertible
                 WITH                into up to 6,000,000 shares of Common
                                     Stock)/1/ 2/
                                     Warrants (exercisable into up to 3,000,000
                                     shares of Common Stock)/2/
                               -------------------------------------------------

                               7.    SOLE DISPOSITIVE POWER
                                      0
                               -------------------------------------------------
                               8.    SHARED DISPOSITIVE POWER
                                     See Row 6 above.
 -------------------------------------------------------------------------------

   9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           See Row 6 above.
 -------------------------------------------------------------------------------
   10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES /1/ 2/
                   -  -                                     [X]
 -------------------------------------------------------------------------------

   11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           Up to 9.9% as of the date of filing this statement. 2/  (Based on
                                                               -
           20,482,853 shares of Common Stock issued and outstanding as of November 12, 2001, plus the Common Stock issuable upon the conversion of the Convertible Term Notes and the exercise of the Warrants referred to in Row 6 above.)
--------------------------------------------------------------------------------

   12.     TYPE OF REPORTING PERSON*
                    IN
--------------------------------------------------------------------------------

1/ Pursuant to the Convertible Term Notes, the Convertible Term Notes are convertible at the rate of 1 share of Common Stock for each $1.00 amount of principal amount of the Convertible Term Notes plus any accrued and unpaid interest and Registration Delay Payments (as defined in the Registration Rights Agreement between the Issuer and the Reporting Person) on such principal amount. Any shares of Common Stock into which any such accrued and unpaid interest or Registration Delay Payments may be converted are not reported as beneficially owned herein.

2/ Pursuant to the terms of the Convertible Term Notes and the Warrants, the Reporting Person cannot be a "beneficial owner" of more than 9.99% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

--------------------                              ------------------------------

CUSIP No. 53219K101              13G                  Page 7 of 11 Pages
---------------------                             ------------------------------

--------------------------------------------------------------------------------

   1.      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Name Michael Alen-Buckley

--------------------------------------------------------------------------------
   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)     [X]


                                                                (b)     [_]
--------------------------------------------------------------------------------

   3.      SEC USE ONLY

--------------------------------------------------------------------------------

   4.      CITIZENSHIP OR PLACE OF ORGANIZATION
                    United Kingdom
--------------------------------------------------------------------------------

                                    5.    SOLE VOTING POWER
               NUMBER OF                           0
                SHARES             ---------------------------------------------
             BENEFICIALLY
               OWNED BY             6.    SHARED VOTING POWER
                 EACH                     877,200 shares of Common Stock
               REPORTING                  $6,000,000 in principal amount of
                 PERSON                   Convertible Term Notes (convertible
                  WITH                    into up to 6,000,000 shares of Common
                                          Stock) 1/ 2/
                                          Warrants (exercisable into up to
                                          3,000,000 shares of Common
                                          Stock) 2/
                                   ---------------------------------------------

                                    7.    SOLE DISPOSITIVE POWER
                                                   0
                                   ---------------------------------------------

                                    8.     SHARED DISPOSITIVE POWER
                                               See Row 6 above.
--------------------------------------------------------------------------------

   9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           See Row 6 above.
--------------------------------------------------------------------------------

   10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

           CERTAIN SHARES /1/2/                                         [X]
                           - -
--------------------------------------------------------------------------------

   11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           Up to 9.9% as of the date of filing this statement. 2/ (Based on 20,482,853 shares of Common Stock issued and outstanding as of November 12, 2001, plus the Common Stock issuable upon the conversion of the Convertible Term Notes and the exercise of the Warrants referred to in Row 6 above.)
---------- ---------------------------------------------------------------------

   12.     TYPE OF REPORTING PERSON*
                    IN
---------- ---------------------------------------------------------------------

1/ Pursuant to the Convertible Term Notes, the Convertible Term Notes are convertible at the rate of 1 share of Common Stock for each $1.00 amount of principal amount of the Convertible Term Notes plus any accrued and unpaid interest and Registration Delay Payments (as defined in the Registration Rights Agreement between the Issuer and the Reporting Person) on such principal amount. Any shares of Common Stock into which any such accrued and unpaid interest or Registration Delay Payments may be converted are not reported as beneficially owned herein.

2/ Pursuant to the terms of the Convertible Term Notes and the Warrants, the Reporting Person cannot be a "beneficial owner" of more than 9.99% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

---------------------                                     ----------------------
CUSIP NO. 53219K101                 13G                    Page 8 of 11 Pages
---------------------                                     ----------------------

Item  1(a)        Name of Issuer: Lifestream Technologies, Inc.

Item  1(b)        Address of Issuer's Principal Executive Offices:

                  510 Clearwater Loop, Suite 101
                  Post Falls, Idaho 83854

Item  2(a)        Name of Person Filing
Item  2(b)        Address of Principal Business Office
Item  2(c)        Citizenship

                  RAB Europe Fund Limited
                  P.O. Box 265 GT
                  Walker House
                  Mary Street
                  George Town, Grand Cayman
                  Cayman Islands company

                  RAB Europe Partners LP
                  c/o RAB Capital Limited
                  No. 1 Adam Street
                  London W2CN 6LE
                  United Kingdom
                  Delaware limited partnership

                  RAB Partners Limited
                  P.O. Box 265 GT
                  Walker House
                  Mary Street
                  George Town, Grand Cayman
                  Cayman Islands company

                  RAB Capital Limited
                  No. 1 Adam Street
                  London W2CN 6LE
                  United Kingdom
                  United Kingdom company

                  William Philip Richards
                  No. 1 Adam Street
                  London W2CN 6LE
                  United Kingdom
                  United Kingdom citizen

                  Michael Alen-Buckley
                  No. 1 Adam Street
                  London W2CN 6LE
                  United Kingdom
                  United Kingdom citizen

Item  2(d)        Title of Class of Securities:

                  Common Stock, par value $.001 per share

Item  2(e)        CUSIP Number: 53219K101

--------------------------                           --------------------------

 CUSIP No. 53219K101                   13G                Page 9 of 11 Pages
--------------------------                           --------------------------

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

             (a)    [__]    Broker or dealer registered under Section 15 of the
                            Exchange Act;

             (b)    [__]    Bank as defined in Section 3(a)(6) of the Exchange
                            Act;

             (c)    [__]    Insurance company as defined in Section 3(a) (19) of
                            the Exchange Act;

             (d)    [__]    Investment company registered under Section 8 of the
                            Investment Company Act;

             (e)    [__]    An investment adviser in accordance with Rule
                            13d-1(b)(1)(ii)(E);

             (f)    [__]    An employee benefit plan or endowment fund in
                            accordance with Rule 13d-1(b)(1)(ii)(F);

             (g)    [__]    A parent holding company or control person in
                            accordance with Rule 13d-1(b)(ii)(G);

             (h)    [__]    A savings association as defined in Section 3(b) of
                            the Federal Deposit Insurance Act;

             (i)    [__]    A church plan that is excluded from the definition
                            of an investment company under Section 3(c)(14) of the Investment Company Act;

             (j)    [__]    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

             If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4       Ownership:

             RAB Europe Fund Limited
             RAB Europe Partners LP
             RAB Partners Limited
             RAB Capital Limited
             William Philip Richards
             Michael Alen-Buckley

     (a)     Amount beneficially owned:

             877,200 shares of Common Stock

             $6,000,000 of principal amount Convertible Term Notes (convertible into up to 6,000,000 shares of Common Stock) /1/ /2/
                                                           -   -

             Warrants (exercisable into up to 3,000,000 shares of Common Stock) /2/
              -


     (b)     Percent of Class:

--------------------------                           --------------------------

 CUSIP No. 53219K101                   13G                   Page 10 of 11 Pages
--------------------------                           --------------------------


                Up to 9.9% as of the date of filing this statement. /2/ (Based
                                                                     -
                on 20,482,853 shares of Common Stock issued and outstanding as of November 12, 2001, plus the Common Stock issuable upon the conversion of the Convertible Term Notes and the exercise of the Warrants referred to in Item 4(a) above.)

     (c)        Number of shares as to which such person has:

                (i)     sole power to vote or to direct the vote: 0

                (ii)    shared power to vote or to direct the vote: See item
                        (a) above.

                (iii)   sole power to dispose or to direct the disposition of: 0

                (iv) shared power to dispose or to direct the disposition of: See item (a) above.

       1/     Pursuant to the Convertible Term Notes, the Convertible Term
       -      Notes are convertible at the rate of 1 share of Common Stock for each $1.00 amount of principal amount of the Convertible Term
              Notes plus any accrued and unpaid interest and Registration
              Delay Payments (as defined in the Registration Rights Agreement between the Issuer and the Reporting Person) on such principal amount. Any shares of Common Stock into which any such accrued and unpaid interest or Registration Delay Payments may be converted are not reported as beneficially owned herein.

       2/     Pursuant to the terms of the Convertible Term Notes and the
       -      Warrants, the Reporting Person cannot be a "beneficial owner" of more than 9.99% of the Common Stock within the meaning of Rule
              13d-1 of the Securities Exchange Act of 1934.

Item 5          Ownership of Five Percent or Less of a Class:
                                    Not Applicable.

Item 6          Ownership of More than Five Percent on Behalf of Another Person:
                                    Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                                    Not Applicable.

Item 8          Identification and Classification of Members of the Group:
                                    Not Applicable.

Item 9          Notice of Dissolution of Group:
                                    Not Applicable.

Item 10         Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

--------------------------                           --------------------------

 CUSIP No. 53219K101                   13G               Page 11 of 11 Pages
--------------------------                           --------------------------

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated this 14/th/ day of February, 2002

RAB EUROPE FUND LIMITED                      RAB EUROPE PARTNERS LP

By: RAB Capital Limited, its                   By: RAB Partners Limited,  its
    Investment Manager                             General Partner

    By: /s/ William Philip Richards              By: /s/ William Philip Richards
        ---------------------------                  ---------------------------
        William Philip Richards,                     William Philip Richards,
        Managing Director                            Director



RAB PARTNERS LIMITED                         RAB CAPITAL LIMITED

By: /s/ William Philip Richards              By: /s/ William Philip Richards
    ---------------------------                  ---------------------------
    William Philip Richards,                     William Philip Richards,
    Director                                     Managing Director


WILLIAM PHILIP RICHARDS                      MICHAEL ALEN-BUCKLEY

/s/ William Philip Richards                  /s/ Michael Alen-Buckley
---------------------------                  ------------------------